SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549



                            SCHEDULE 14D-9
                          (Amendment No. 43)

                 SOLICITATION/RECOMMENDATION STATEMENT

                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934



                            ITT CORPORATION

                       (Name of Subject Company)



                            ITT CORPORATION

                 (Name of Person(s) Filing Statement)


                   Common Stock, no par value
(including the associated Series A Participating Cumulative Preferred
                        Stock Purchase Rights)
                    (Title of Class of Securities)

                              450912 10 0
                 (CUSIP Number of Class of Securities)





                         RICHARD S. WARD, Esq.
                       Executive Vice President,
                General Counsel and Corporate Secretary
                            ITT Corporation
                      1330 Avenue of the Americas
                        New York, NY 10019-5490
                            (212) 258-1000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        PHILIP A. GELSTON, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                        New York, NY 10019-7475
                            (212) 474-1000




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                             INTRODUCTION

         The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 4.  The Solicitation or Recommendation.

         The response to Item 4 is hereby amended by adding the following after the final paragraph of Item 4:

         Reference is made to the Company's soliciting materials which are filed as Exhibit 118 hereto and are incorporated herein by reference.


Item 9. Exhibits.

         The response to Item 9 is hereby amended by adding the following new Exhibit:


118.     Letter to stockholders of the Company dated
         October 22, 1997.


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                               SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                             ITT CORPORATION



                             By   /s/ RICHARD S. WARD
                                  ---------------------------------
                                  Name:  Richard S. Ward
                                  Title: Executive Vice President,
                                         General Counsel and
                                         Corporate Secretary


Dated as of October 23, 1997

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                             EXHIBIT INDEX



Exhibit                      Description                     Page No.

(118)       Letter to stockholders of the Company dated
            October 22, 1997.......................